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                                                            OMB APPROVAL
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--------                                            OMB Number:  3235-0104
 FORM 3                                             Expires: September 30, 1998
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                                                    hours per response .... 0.5
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                 Section 17(a)
      of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


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
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 1. Name and Address of Reporting Person   2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
     Litka      Paul          A.              Statement                     Trading Symbol                      of Original
----------------------------------------      (Month/Day/Year)           Magainin Pharmaceuticals Inc. - MAGN  (Month/Day/Year)
     (Last)     (First)     (Middle)             2/12/97                 ------------------------------------
c/o Magainin Pharmaceuticals Inc.             ----------------------------  5. Relationship of Reporting        7. Individual or
    5110 Campus Drive
----------------------------------------   3. IRS or Social Security          Person to Issuer                  Joint/Group
             (Street)                         Number of Reporting           (Check all applicable)              Filing Check
                                              Person (Voluntary)               Director         10% Owner       Applicable Line)
                                                                         -----            -----
                                                                           X   Officer          Other (specify  X Form filed by one
Plymouth Meeting, PA,         19462                                      -----            -----                 --
--------------------------------------     ----------------------------  (give title below)     below)            Reporting Person
      (City)      (State)      (Zip)                                                                            --Form filed by
                                                                                                                  more than One
                                                                               Sr. Vice President, Clinical       Reporting Person
                                                                               Research/Regulatory Affairs
                                                                               ---------------------------
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                                                            TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                               (Print or Type Responses)             SEC 1473 (7/96)
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FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Options (Rights to Buy)          +        5/19/2005       Common Stock    40,000       $3.63            D
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Options (Rights to Buy)          ++       7/21/2005       Common Stock    12,000       $7.13            D
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Options (Rights to Buy)          +++      6/28/2006       Common Stock    40,000       $10.50           D
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Options (Rights to Buy)          ++++     6/28/2006       Common Stock    20,000       $10.50           D
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Explanation of Responses:                                                            /s/ Paul A. Litka                   3/5/97
                                                                                     -------------------------------   -------------
+    Options exercisable at the rate of 25% of such option on each of the first      **Signature of Reporting Person        Date
     four anniversary dates of the date of grant, which was May 19, 1995.
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++   Options exercisable at the rate of 25% of such option on each of the first                                   SEC 1473 (7/96)
     four anniversary dates of the date of grant, which was July 21, 1995.

+++ Options exercisable at the rate of 25% of such option on each of the first four anniversary dates of the date of grant, which was June 28, 1996.

++++ Options exercisable at the rate of 20% of such option on each of the first five anniversary dates of the date of grant, which was June 28, 1996.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note. File three copies of this Form, one of which must be manually signed.
  If space provided is insufficient, See Instruction 6 for procedure.

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